PURCHASE AGREEMENT

Schwab Capital Trust, a Massachusetts business trust (the “Trust”), and Charles Schwab & Co., Inc., a California corporation (“Schwab”), hereby agree as of January 14, 2013, as follows:

1. The Trust hereby offers and Schwab hereby purchases one unit of beneficial interest in Series QQ of the Schwab Target 2045 Fund, one unit of beneficial interest in Series RR of the Schwab Target 2050 Fund and one unit of beneficial interest in Series SS of the Schwab Target 2055 at a price of $10.00 per Share (such units of beneficial interest being hereafter collectively known as “Shares”). Schwab hereby acknowledges purchase of the Shares and the Fund hereby acknowledges receipt from Schwab of funds in the amount of $30.00 in full payment for the Shares. It is further agreed that no certificate for the Shares will be issued by the Fund.

2. Schwab represents and warrants to the Fund that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

3. The names “Schwab Capital Trust” and “Trustees of Schwab Capital Trust” refer, respectively to the Trust created and the Trustees as Trustees but not individually or personally, acting from time to time under an Agreement and Declaration of Trust dated as of May 6, 1993, to which reference is hereby made and a copy of which is on file at the Office of the Secretary of State of the Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of “Schwab Capital Trust” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are not made individually, but only in such capacities, and are not binding upon any of the Trustees, Shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series of Shares of the Trust must look solely to the assets for the Trust belonging to such series for the enforcement of any claims against the Trust.

4. That the Fund hereby elects to be governed by the provisions set forth in Section 8 of Article IX of the Trust’s Declaration of Trust, dated May 6, 1993, as amended on November 29, 2005.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed day and year first written above.

Attest:	SCHWAB CAPITAL TRUST

/s/ Christine Pierangeli	By:	/s/ Omar Aguilar
Christine Pierangeli	Name:	Omar Aguilar
Chief Investment Officer

Attest:	CHARLES SCHWAB & CO. INC.

/s/ Christine Pierangeli	By:	/s/ John Sturiale
Christine Pierangeli	Name:	John Sturiale
Vice President